Lightning Motors Corporation - Form C-TR Exhibit

Pursuant to Rule 203(b)(2) of Regulation Crowdfunding, Lightning Motors Corporation (the 'Issuer') is filing this Form C-TR to terminate its reporting obligations. The Issuer has filed at least one annual report and currently has fewer than 300 holders of record of the securities issued in its Regulation Crowdfunding offerings."

Signature: Wan Chang, Principal Financial Officer